EXHIBIT 77C
RESULT OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on January 12, 2010, and adjourned until February 18, 2010. At the February 18, 2010, meeting common shareholders voted on the election of Trustees and the proposal for a new Investment Advisory Agreement and Investment Sub-Advisory Agreement.

With regard to the election of the following Trustees by common shareholders of the Fund and the proposal for the new Advisory Agreement and Sub-Advisory
Agreements:

                                 # OF SHARES     # OF SHARES     # OF SHARES
                                   IN FAVOR        AGAINST         WITHHELD
New Advisory Agreement            7,004,421        660,675         358,929
New TS&W Sub-Advisory Agreement   6,965,495        685,425         367,105
New SMC Sub-Advisory Agreement    6,954,620        685,607         377,799